Planned interim analysis of CONFIRM 2 trial of PTK/ZK indicates low probability of demonstrating overall survival benefit in second-line therapy of metastatic colorectal cancer

- Due to the low probability of reaching the primary endpoint, the filing strategy in metastatic colorectal cancer has to be reevaluated.

- Schering AG and Novartis AG to disclose findings of independent Data Safety Monitoring Board (DSMB) on CONFIRM 2.

- PTK/ZK's overall safety profile as well as the activity in high LDH patients found to be consistent with CONFIRM 1.

CONFIRM 1 in first-line metastatic colorectal cancer will continue as planned, with overall survival results expected in second half of 2006.

Berlin, July 28, 2005 - Schering AG (NYSE: SHR; FSE: SCH) and Novartis Pharma AG announced today the disclosure data from the CONFIRM 2* trial with PTK/ZK in the second-line treatment of metastatic colorectal cancer
(mCRC). This decision was based on a review by the independent Data Safety Monitoring Board (DSMB) showing a low probability of demonstrating an improvement in overall survival at final analysis. The DSMB assessment was based on a planned interim analysis.

Investigators will be informed of the DSMB findings to allow for a discussion and decision regarding continuation of treatment. All patients on study will continue to be followed for overall survival.

Progression free survival (PFS), a secondary endpoint of the study, was improved in favor of the PTK/ZK treatment arm with greater effect observed in the pre-defined patient sub-group with high Lactate dehydrogenase (LDH) levels consistent with findings previously seen in CONFIRM 1. LDH is a standard laboratory parameter measured in cancer patients and can be a prognostic factor. Patients with high LDH are considered to have a poor prognosis.

In light of these findings, Schering and Novartis will review the regulatory filing strategy and timelines.

Results of the interim analysis will be submitted for presentation at a major medical meeting. Further results of CONFIRM 2 are expected in mid-2006.

The decision to disclose the CONFIRM 2 data does not impact the other ongoing Phase III trial, CONFIRM 1, which will continue as planned with final overall survival results expected in the second half of 2006.

"Based on these findings, we will review the development strategy for PTK/ZK and continue to explore its potential," said Marc Rubin, MD, member of the Executive Board of Schering AG, responsible for Development and Oncology.

The Phase III CONFIRM 2 trial was designed to evaluate the potential overall survival benefit of once daily oral treatment with PTK/ZK in combination with chemotherapy (FOLFOX-4 regimen) as second-line therapy in patients with metastatic colorectal cancer. Analysis of the data is ongoing.

PTK/ZK is being co-developed by Schering and Novartis.

Additional information

About PTK/ZK
PTK/ZK, an investigational oral multi-VEGF receptor tyrosine kinases inhibitor, blocks tumor angiogenesis and lymphangiogenesis by inhibiting all known VEGF receptors. Targeting all the VEGF receptors rather than a single VEGF type may provide a new approach for inhibiting tumor growth and spread.

Safety Data
In the CONFIRM 2 trial, the overall side effects that were seen were generally consistent with that of CONFIRM 1. These included an increased incidence of nausea, hypertension, dizziness and thromboembolic events in the PTK/ZK arm of the study.

Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Gynecology&Andrology, Oncology, Diagnostic Imaging as well as Specialized Therapeutics for disabling diseases. As a global player with innovative products Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network of external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life: making medicine work

This press release has been published by Corporate Communication of Schering AG, Berlin, Germany.

Your contacts at Corporate Communication:

Media Relations: Oliver Renner , T: +49-30-468 124 31, oliver.renner@schering.de

Investor Relations: Peter Vogt, T: +49-30-468 128 38, peter.vogt@schering.de

Investor Relations: Dr. Jost Reinhard, T: +49-30-468 150 62, jost.reinhard@schering.de

Pharma Communication: Frank Richtersmeier, T: +49-30-468 176 61;
frank.richtersmeier@schering.de

Your contacts in the US:

Media Relations: Rich Salem, T: +1-973-487 2371, rich_salem@berlex.com

Media Relations: Jane Kramer, T: +1-973-487 2246, jane_kramer@berlex.com

Media Relations: Kimberley Jordan, T:+1-973-487 2592, kimberley_jordan@berlex.com

Investor Relations: Joanne Marion, T: +1-973-487 2164, joanne_marion@berlex.com

Find additional information at: www.schering.de/eng


* CONFIRM 1 (Colorectal Oral Novel Therapy for the Inhibition of
  Angiogenesis and Retarding of Metastases in First-line)

  CONFIRM 2 (Colorectal Oral Novel Therapy for the Inhibition of
  Angiogenesis and Retarding of Metastases in Second-line)